November 3, 2010

Via U.S. Mail and Facsimile

Russell Mancuso
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Re:	ANADIGICS, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010
File No. 000-25662

Dear Mr. Mancuso:

ANADIGICS, Inc. (the “Company”) has received your letter dated November 1, 2010 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), filed by the Company with the Commission.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K.  The Company acknowledges that comments of the Staff regarding the Form 10-K or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings.  The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

Components of Compensation

1.
Your response to prior comment 2 continues to indicate that you will disclose historical target goals only when those goals have already been publicly disclosed.  However, it continues to be unclear why you believe competitive harm is likely to result by disclosing historical target goals that have not been publicly disclosed.  Therefore, we reissue the comment..

RESPONSE:

Reflecting the discussion between Mr. Eckstein and Mr. Greene on November 2, 2010, the Company confirms it will, in future filings on annual report Form 10-K, disclose historical targets, together with the performance related to those targets.

Sincerely,

ANADIGICS, Inc.

By:           /s/ Thomas C. Shields

Thomas C. Shields

Executive Vice President and Chief Financial Officer

cc:           Stephen A. Greene